SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                    FORM 10-Q

                        For Period Ended January 31, 2000




                         E-NET FINANCIAL.COM CORPORATION
                           (Full name of registrant )


                                     0-24512
                            (Commission File Number)



     3200 Bristol Street, Suite 710, California                   92626
      (Address of principal executive offices)                  (Zip code)


Registrant's telephone number, including area code:  (714) 557-2222



       (Former name, if changed since last report): e-Net.Com.Corporation

Part II.  Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. Check box if appropriate. [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject annual report, semi-annual report, transition report on Form 10-KL, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III.  Reasons for Delay in Filing Form 10-QSB Within Prescribed Time Period

The Company's Form 10-QSB has not been filed with the Commission within the prescribed time period (by March 31, 2000) for the following reasons which were outside the Company's control and which could not have been avoided without unreasonable effort or expense:

On or about March 1, 2000, the Registrant informed the accounting firm of Cacciamatta Accountancy Corporation which had acted as independent public accountants to audit the Registrant's published financial reports for fiscal year ended April 30, 1999 that the Company would no longer be using their services.

On or about March 2, 2000, the Registrant engaged the accounting firm of McKennon, Wilson & Morgan to provide independent audits of the Company's published financial statements and to provide assistance in completing its financial filings. This change in independent accountants was approved by the Board of Directors of the Registrant.

McKennon, Wilson & Morgan was unable to assist in preparing Financial Statements in a timely manner on the required filing date, March 15, 2000. The 10-Q filing due on March 15, 2000 will be filed within five days of its original due date.

Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification: Jean Oliver, (714) 557-2222.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If the answer is no, identify reports. Yes [X] No [ ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ ] No [X]

SIGNATURES


E-NET FINANCIAL.COM CORPORATION

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 15, 2000                       By: /s/ Michael P. Roth
       --------------                       -----------------------
                                            Michael P. Roth
                                            President


Date: March 15, 2000                        By: /s/ Jean Oliver
      --------------                        -------------------
                                            Jean Oliver
                                            Chief Financial Officer